Exhibit 11.1

Harry & David Holdings, Inc.

Statement re: Computation of per share earnings

	Year Ended March 29, 2003 Predecessor (Restated)	Year Ended March 27, 2004 Predecessor (Restated)	Period From March 28, 2004 to June 16, 2004	Period From June 17, 2004 to June 26, 2004	Period From June 27, 2004 to June 25, 2005
Shares outstanding	1,000	1,000	1,000	1,000,000	1,000,000
Net Income (loss) for the Period	10,251	10,837	(15,332)	(1,378)	(4,323)
Income (loss) per share	10,251.00	10,837.00	(15,332.00)	(1.38)	(4.32)
Retained Earnings (Accumulated Deficit)	9,710	20,547	9,473	(1,378)	(22,101)
Per share	9,710.00	20,547.00	9,473.00	(1.38)	(22.10)